Exhibit 99.1

June 18, 2012

TO THE SHAREHOLDERS OF DIANA SHIPPING INC.

Enclosed is a Notice of the Annual Meeting of Shareholders of Diana Shipping Inc. (the "Company") which will be held at the Mandarin Oriental, Quai Turrettini 1, 1201 Geneva, Switzerland on July 31, 2012 at 12:00 p.m. local time in Geneva.

At this Annual Meeting (the "Meeting"), holders of shares of the Company's common stock (the "Shareholders") will consider and vote upon proposals:

1	To elect three Class I Directors to serve until the 2015 Annual Meeting of Shareholders ("Proposal One");

2.	To approve the appointment of Ernst & Young (Hellas) as the Company's independent auditors for the fiscal year ending December 31, 2012 ("Proposal Two"); and

3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One or Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT JUNE 18, 2012, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

Simeon P. Palios
Chief Executive Officer

16 Pendelis Str., 175 64 Palaio Faliro, Athens, Greece
Tel: + (30) (210) 947-0100, Fax: + (30) (210) 947-0101
e-mail: ir@dianashippinginc.com – www.dianashippinginc.com

DIANA SHIPPING INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

July 31, 2012

NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock (the "Shareholders") of Diana Shipping Inc. (the "Company") will be held on July 31, 2012 at 12:00 p.m. local time at the Mandarin Oriental, Quai Turrettini 1, 1201 Geneva, Switzerland (the "Meeting") for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1	To elect three Class I Directors to serve until the 2015 Annual Meeting of Shareholders;

2.	To approve the appointment of Ernst & Young (Hellas) as the Company's independent auditors for the fiscal year ending December 31, 2012; and

3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on June 5, 2012 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on June 5, 2012.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Ioannis G. Zafirakis
Secretary

June 18, 2012
Athens, Greece

DIANA SHIPPING INC.
16 PENDELIS STR.
175 64 PALAIO FALIRO
ATHENS GREECE
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 31, 2012
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Diana Shipping Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of holders of shares of common stock of the Company (the "Shareholders") to be held at the Mandarin Oriental, Quai Turrettini 1, 1201 Geneva, Switzerland on July 31, 2012 at 12:00 p.m. local time in Geneva, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company entitled to vote at the Meeting on or about June 18, 2012.

VOTING RIGHTS AND OUTSTANDING SHARES

On June 5, 2012 (the "Record Date"), the Company had outstanding 82,989,667 shares of common stock, par value $0.01 per share (the "Common Shares").  Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more Shareholders representing at least 33 1/3 per cent of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "DSX."

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, 16 Pendelis Str., 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has seven directors divided into three classes.  As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is elected and has qualified.  Accordingly, the Board has nominated Simeon P. Palios, Anastasios C. Margaronis and Ioannis G. Zafirakis, each a Class I Director, for re-election as directors whose term would expire at the 2015 annual meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company's Board

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Position
Simeon P. Palios	71	Class I Director
Anastasios C. Margaronis	57	Class I Director
Ioannis G. Zafirakis	41	Class I Director

Simeon P. Palios has served as our Chief Executive Officer and Chairman since February 21, 2005 and as a Director since March 9, 1999 and has served as the Chief Executive Officer and Chairman of Diana Containerships Inc., or Diana Containerships, since January 13, 2010. Mr. Palios also serves as an employee of Diana Shipping Services S.A., or DSS. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Chief Executive Officer. Since 1972, when he formed Diana Shipping Agencies, Mr. Palios has had the overall responsibility of our activities. Mr. Palios has 42 years experience in the shipping industry and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. He holds a bachelor's degree in Marine Engineering from Durham University.

Anastasios C. Margaronis has served as our President and as a Director since February 21, 2005 and has served as the Director and President of Diana Containerships since January 13, 2010. Mr. Margaronis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies S.A. in 1979 and has been responsible for overseeing our insurance matters, including hull and machinery, protection and indemnity and war risks cover. Mr. Margaronis has 29 years of experience in shipping, including in ship finance and insurance. He is a member of the Greek National Committee of the American Bureau of Shipping and a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.

Ioannis G. Zafirakis has served as our Executive Vice President and Secretary since February 14, 2008, as our Vice President and Secretary since February 21, 2005 and as a Director since March 9, 1999 and has served as the Director, Chief Operating Officer and Secretary of Diana Containerships since January 13, 2010. Mr. Zafirakis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Executive Vice President. He joined Diana Shipping Agencies S.A. in 1997 where he held a number of positions in its finance and accounting department. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.

Audit Committee.  The Company's Board has established an Audit Committee, consisting of two members, which is responsible for reviewing the Company's accounting controls, recommending to the Board the engagement of the Company's outside auditors, and pre-approving audit and audit related services and fees. Each member is an independent director. The members of the Audit Committee are Mr. William Lawes (Chairman and financial expert) and Mr. Apostolos Kontoyannis (member and financial expert), each a director of the Company not currently up for re-election.  As the Company is a foreign private issuer, it is exempt from the corporate governance rules of the NYSE, other than the Audit Committee requirement.

Required Vote.  Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.

Effect of abstentions.  Abstentions will not affect the vote on Proposal One.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) as the Company's independent auditors for the fiscal year ending December 31, 2012.

Ernst & Young (Hellas) has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.

Effect of abstentions.  Abstentions will not affect the vote on Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Ioannis G. Zafirakis
Secretary

June 18, 2012
Athens, Greece